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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Peplin, Inc

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

U7117K107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U7117K107

Person 1
1.	(a) Names of Reporting Persons. Orbis Investment Management Limited
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Person is a company organised under the laws of Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 812,275

6. Shared Voting Power 14,050

7. Sole Dispositive Power 826,325

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,325

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions)

FI

Item 1.
(a)	Name of Issuer Peplin, Inc
(b)	Address of Issuer's Principal Executive Offices
6475 Christie Avenue, Emeryville, CA 94608
Item 2.
(a)	Name of Person Filing Orbis Investment Management Limited
(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton HM 11, Bermuda
(c)	Citizenship The Reporting Person is a company organised under the laws of Bermuda
(d)	Title of Class of Securities Common stock, $0.001 par value per share
(e)	CUSIP Number U7117K107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution: equiv to IA

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 826,325
(b)	Percent of class: 5.4%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 812,275
(ii) Shared power to vote or to direct the vote 14,050
(iii) Sole power to dispose or to direct the disposition of 826,325
(iv) Shared power to dispose or to direct the disposition of 0

Person 2
1.	(a) Names of Reporting Persons. Orbis Asset Management Limited
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Person is a company organised under the laws of Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 540

6. Shared Voting Power 0

7. Sole Dispositive Power 540

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 540

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions)

OO

Item 1.
(a)	Name of Issuer Peplin, Inc
(b)	Address of Issuer's Principal Executive Offices
6475 Christie Avenue, Emeryville, CA 94608
Item 2.
(a)	Name of Person Filing Orbis Asset Management Limited
(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton HM 11, Bermuda
(c)	Citizenship The Reporting Person is a company organised under the laws of Bermuda
(d)	Title of Class of Securities Common stock, $0.001 par value per share
(e)	CUSIP Number U7117K107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[X ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 540
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 540
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 540
(iv) Shared power to dispose or to direct the disposition of 0

Person 3
1.	(a) Names of Reporting Persons. Orbis Investment Management (Australia) Pty Ltd
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Person is a company organised under the laws of Australia

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 355,687

6. Shared Voting Power 759,714

7. Sole Dispositive Power 355,687

8. Shared Dispositive Power 759,714

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions)

FI

Item 1.
(a)	Name of Issuer Peplin, Inc
(b)	Address of Issuer's Principal Executive Offices
6475 Christie Avenue, Emeryville, CA 94608
Item 2.
(a)	Name of Person Filing Orbis Investment Management (Australia) Pty Ltd
(b)	Address of Principal Business Office or, if none, Residence Level 2, Challis House, 4-10 Martin Place, Sydney, Australia
(c)	Citizenship The Reporting Person is a company organised under the laws of Australia
(d)	Title of Class of Securities Common stock, $0.001 par value per share
(e)	CUSIP Number U7117K107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution: equiv to IA

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,115,401
(b)	Percent of class: 7.3%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 355,687
(ii) Shared power to vote or to direct the vote 759,714
(iii) Sole power to dispose or to direct the disposition of 355,687
(iv) Shared power to dispose or to direct the disposition of 759,714

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 826,325 shares of common stock of Peplin, Inc beneficially owned by Orbis Investment Management Limited. Other persons also have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,115,401 shares of common stock of Peplin, Inc beneficially owned by Orbis Investment Management (Australia) Pty Ltd. Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 540 shares of common stock of Peplin, Inc beneficially owned by Orbis Asset Management Limited.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group
Orbis Investment Management Limited (OIML), Orbis Asset Management Limited (OAML) and Orbis Investment Management (Australia) Pty Ltd (OIMAL) are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML, OIMAL and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of the shares of common stock held by the other Reporting Persons.

OIML is the beneficial owner of 826,325 shares of common stock (represented by 748,966 shares of common stock held as CHESS Depository Interests (CDI) with a conversion of 20 CDIs equals 1 share of common stock and 77,360 shares of common stock held as CDI options with a conversion of 20 CDI options equals 1 share of common stock) or 5.4% of the 15,365,654 shares of common stock of Peplin, Inc believed to be outstanding.

OAML is the beneficial owner of 540 shares of common stock (represented by holding 10,800 CDI options with a conversion of 20 CDI options equals 1 share of common stock) or 0% of the 15,365,654 shares of common stock of Peplin, Inc believed to be outstanding.

OIMAL is the beneficial owner of 1,115,401 shares of common stock (represented by holding 540,152 shares of common stock as CDIs with a conversion of 20 CDIs equal 1 share of common stock, 3,761 shares of common stock held as CDI options with a conversion of 20 CDI options equals 1 share of common stock, 142,872 shares of common stock represented by holding warrants and 428,616 shares of common stock) or 7.3% of the 15,365,654 shares of common stock of Peplin, Inc believed to be outstanding.

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Orbis Investment Management Limited and Orbis Investment Management (Australia) Pty Ltd are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2009
Date
Orbis Investment Management Limited,(OIML), Orbis Asset Management Limited (OAML), Orbis Investment Management (Australia) Pty Ltd (OIMAL)
Signature
James Dorr, General Counsel for OIML and OAML Hugh Gillespie, Director, for OIMAL
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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